Exhibit 99.2

NFT LIMITED

Office Q 11th Floor, Kings Wing Plaza 2,

No. 1 Kwan Street, Sha Tin, New Territories, Hong Kong

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held at 10:00 a.m. on March 18, 2024 EST

(Record Date – February 16, 2024)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Kuangtao Wang as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of stock of NFT Limited (“we,” “us,” or the “Company”), which the undersigned is entitled to vote, as specified below on this card, at the 2024 Annual General Meeting of the Company on March 18, 2024, at 10:00 a.m., EST, at Office Q 11th Floor, Kings Wing Plaza 2, No. 1 Kwan Street, Sha Tin, New Territories, Hong Kong, and at any adjourned or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE

“FOR” THE PROPOSALS NO. 1 TO NO. 5 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: RESOLVED as an ordinary resolution, to consider and vote upon a proposal to elect and/or re-elect, as applicable, Kuangtao Wang, Doug Buerger, Ronggang (Jonathan) Zhang and Guisuo Lu (the “Director Nominees”) to serve on the Board until their death, resignation, or removal (the “Election of Directors Proposal”) (to withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line): _____________.

1) Kuangtao Wang	2) Doug Buerger
3) Ronggang (Jonathan) Zhang	4) Guisuo Lu

For All	Withhold All	For All Except
☐	☐	☐

PROPOSAL 2: RESOLVED as an ordinary resolution, to ratify the appointment of Assentsure PAC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 (the “Ratification of Appointment of Auditors Proposal”).

For	Against	Abstain
☐	☐	☐

PROPOSAL 3: RESOLVED as an ordinary resolution, to approve the reverse share split of all of the Company’s ordinary shares at an exchange ratio of one-for-fifty (1:50), such that every 50 Class A ordinary shares of a par value of US$0.0001 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A ordinary share of a par value of US$0.005 per share; and that every 50 Class B ordinary shares of a par value of US$0.0001 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B ordinary share of a par value of US$0.005 per share (the “Share Consolidation” or “Reverse Share Split”), such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.005 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.005 each; with such Share Consolidation (the “Share Consolidation Proposal”) to be effective on any date on or prior to March 19, 2024 as determined by the Board of Directors (the “Effective Date”); and the Effective Date when determined by the Board of Directors shall be announced by the Company. In the event that no Effective Date has been determined by the Board of Directors, the share capital of the Company shall remain unchanged unless otherwise resolved by the shareholders of the Company; and the authority granted to the Board of Directors in this proposal will terminate and no Share Consolidation will be implemented.

For	Against	Abstain
☐	☐	☐

PROPOSAL 4: RESOLVED as an ordinary resolution, to approve increasing the authorized share capital and number of authorized shares of the Company immediately after the Share Consolidation from US$50,000 divided into 9,000,000 Class A ordinary shares of a nominal or par value of US$0.005 each and 1,000,000 Class B ordinary shares of a nominal or par value of US$0.005 each to US$500,000 divided into 90,000,000 Class A ordinary shares of a nominal or par value $0.005 each and 10,000,000 Class B ordinary shares of a nominal or par value $0.005 each (the “Share Increase” or “Share Increase Proposal”).

For	Against	Abstain
☐	☐	☐

PROPOSAL 5: RESOLVED as a special resolution, to approve, upon approval of the Share Consolidation Proposal and the Share Increase Proposal, that the current memorandum and articles of association of the Company be amended and restated to reflect the Share Consolidation and Share Increase (the “M&A Amendment”), and that the registered office service provider to the Company be authorized to make any and all filings necessary by the foregoing with the Registrar of Companies of the Cayman Islands as required by applicable Cayman Islands law (the “Filing Proposal”).

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting   ☐ YES          ☐ NO

Signature of Shareholder:

Date:

Name shares held in (Please print):	Account Number (if any):

No. of Shares Entitled to Vote:	Stock Certificate Number(s):

Note:	Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: